03035505

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OCT 2 1 2003

FORM 11-K/A

MANUALLY SIGNED

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________

PROCESSED
OCT 22 2003
THOMSON FINANCIAL

Commission file number: 001-31565

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

New York Community Bank Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

00228914

REQUIRED INFORMATION

Item 1-3. The New York Community Bank Employee Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Item 4.

The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. At the time the Annual Report on Form 11-K was filed, the audit covering the Plan financial statements was not complete. The audit covering the Plan financial statements is now complete and is being filed herewith.

Exhibits

23.1 Accountant's Consent

00228914

KPMG

NEW YORK COMMUNITY BANK EMPLOYEE SAVINGS PLAN

(Formerly Richmond County Savings Bank 401(k) Savings Plan)

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

NEW YORK COMMUNITY BANK EMPLOYEE SAVINGS PLAN

(Formerly Richmond County Savings Bank 401(k) Savings Plan)

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

Table of Contents

* Schedules required by From 5500, which are not applicable, have not been included.

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Pension Committee
New York Community Bank:

We have audited the accompanying statements of net assets available for benefits of the New York Community Bank Employee Savings Plan (formerly Richmond County Savings Bank 401(k) Savings Plan) (the Plan), as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule H, Line 4(i) – schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 20, 2003

KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

NEW YORK COMMUNITY BANK EMPLOYEE SAVINGS PLAN
(Formerly Richmond County Savings Bank 401(k) Savings Plan)

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Cash	$	—	19,471
Investments, at fair value (note 4)		25,293,564	10,587,868
Participant receivables		75,769	563
Net assets available for benefits	$	25,369,333	10,607,902

See accompanying notes to financial statements.

NEW YORK COMMUNITY BANK EMPLOYEE SAVINGS PLAN
(Formerly Richmond County Savings Bank 401(k) Savings Plan)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:	
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investment (note 4)	$ 1,190,392
Interest	26,711
Dividends	346,474
Total investment income	1,563,577
Participant contributions	1,916,617
Rollovers	15,909,081
Total contributions	17,825,698
Total additions	19,389,275
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	4,624,580
Administrative expenses	3,264
Total deductions	4,627,844
Net increase	14,761,431
Net assets available for benefits:	
Beginning of year	10,607,902
End of year	$ 25,369,333

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the New York Community Bank Employee Savings Plan, formerly known as Richmond County Savings Bank 401(k) Savings Plan, is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

(a) *General*

The Richmond County Savings Bank 401(k) Savings Plan (the Prior Plan) is a defined contribution plan covering all eligible employees of Richmond County Savings Bank. The Prior Plan was created on January 1, 1992 and is administered by RSGroup Trust Company (the Trust or the Trustee). The Trust is a multiple employer trust, subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) that provides retirement benefits for the employees of savings banks and their allied organizations. The assets of all participating member organizations are held in this common trust and are collectively invested and reinvested by the Trust in its capacity as Trustee.

On July 31, 2001, Richmond County Financial Corp. (the Company) merged with and into New York Community Bancorp, Inc. (Bancorp). At the same time, the Richmond County Savings Bank merged with and into New York Community Bank (the Bank or Employer). As of such date, the Bank became the Sponsoring Employer of the Prior Plan. In connection with such merger and the terms of the Prior Plan, all employees who were employed by Richmond County Savings Bank on July 30, 2001, became fully vested in the net value of their Plan accounts. In addition, the Employer Stock Fund thereafter consists of common stock of Bancorp in lieu of the Company.

Effective January 1, 2002, the Prior Plan was amended, restated and renamed to New York Community Bank Employee Savings Plan (the Plan). The Plan provides for benefits for eligible employees of the Bank, the former Richmond County Savings Bank, the former Queens County Savings Bank and the former CFS Bank.

Effective as of March 25, 2003, the CFS Bank 401 (k) Thrift Incentive Savings Plan and the Incentive Savings Plan of Queens County Savings Bank transferred all their assets and liabilities to and merged into the Plan.

(b) *Eligibility*

Any salaried full-time employee who reaches the age of 21 and who is not covered by a collective bargaining agreement shall be eligible to participate upon completion of one year of eligibility service, as defined.

(c) *Contributions*

Employee contributions are made in accordance with salary deduction agreements pursuant to Internal Revenue Code Section 401(k). Eligible employees may contribute between 1% and 15% of eligible compensation (limited to $11,000 for 2002). The Bank may make matching and special contributions on a discretionary basis. No employer contributions were made during 2002.

(Continued)

Employees, whether or not Plan participants, may make rollover contributions to the Plan.

CFS Bank Employee Stock Ownership Plan and the Richmond County Savings Bank Employee Stock Ownership Plan were terminated effective December 31, 2000 and July 31, 2001 respectively, participants of these two plans may elect to rollover their account balances to the Plan. Such rollovers amounted $15,802,348 in 2002.

(d) ***Participant Loans***

Upon application of any participant, the Bank may direct the Trustee of the Plan to make a loan from the participant's employee contribution account, vested matching contribution account and rollover contribution account. All loans shall be for a fixed term of not more than five years, except that a loan which shall be used to acquire the primary residence of a participant, may be made for a term of not more than 30 years. All loans are limed to the lesser of 50% of the participant's accounts or $50,000. Interest on a loan is determined from time to time by the Plan Administrator, and is based on the prevailing commercial rate for comparable loans as in effect on the business day the loan is approved and fixed for the life of the loan. During 2002, all loans bear interest at a fixed rate of prime plus 1% (rounded to the nearest ¼% of 1%) determined at the time of borrowing and fixed for the life of the loan.

(e) ***Participant's Accounts***

Separate accounts are maintained for each participant to accumulate values resulting from the Bank, employee, and rollover contributions. Participant's accounts are credited with contributions made on their behalf in accordance with employee salary deduction arrangements, Employer matching contributions, and Plan earnings. Plan earnings and losses are allocated based on account balances and investment options, which the participant chooses.

(f) ***Vesting***

Participants are fully vested in their accrued benefits in all accounts, other than their employer matching accounts, at all times and such accrued benefits are nonforfeitable at all times. Employer matching contributions become vested and nonforfeitable as follows:

Number of years of service as defined in the summary plan description	% of vested and nonforfeitable
Less than 2 years	0%
2 years but less than 3 years	20
3 years but less than 4 years	40
4 years but less than 5 years	60
5 years but less than 6 years	80
6 or more years	100

Effective July 30, 2001, all Richmond County Savings Bank employees who were still employed on July 30, 2001, became fully vested in the net value of their Plan accounts.

(g) Payment of Benefits

Participants, while they are employed by Bank, may make withdrawals from the vested values of their account not more often than twice during a plan year. If they are under age 59-1/2, they may request a withdrawal for their vested value for financial hardship reasons. The amount of hardship withdrawal is limited to the amount necessary to meet the financial need created by the financial hardship. The Plan administrator reviews each request and approves it if it is determined that it would meet the financial hardship regulations under current income tax law.

A participant's contributions, including accumulated earnings thereon and the vested portion of the Employer's contributions and accumulated earnings thereon, will be paid to the participant as a lump-sum distribution upon one of the following: (i) termination of employment; (ii) retirement; (iii) disability; (iv) death (paid to beneficiary); or (v) attainment of age 59-1/2 and cancellation of participation in the Plan.

After termination of employment and if the value of the vested plan account exceeds $5,000, participants may elect to receive the value of all their accounts immediately or may choose to defer benefit payments to a date no later than their normal retirement date. The total value of the respective accounts of participants age 70-1/2, actively employed by the Bank or retire, must be paid by the following April 1.

Effective January 1, 2002, participants may elect to have allocated cash dividends declared on the Bancorp stock and received by the Trustee distributed in cash.

(h) Forfeited Accounts

If the participant is not 100% vested and leaves the employer for any reason other than retirement, disability, or death, the portion of matching contributions and discretionary employer contributions, if any, and earnings thereon which are not vested will be forfeited. During 2002, $3,635 was forfeited which are to be used to reduce Employer contributions or defray Plan expenses in the future.

(2) Summary of Accounting Policies

The following is a description of the significant accounting and reporting polices which the Plan follows in preparing and presenting its financial statements.

(a) Basis of Accounting and Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management or plan administrator to make estimates and assumptions that affect the reported assets available for benefits as of the date of the financial statements and changes in assets available for benefits for the year then ended. Actual results could differ from these estimates.

(c) Investment Valuation and Income Recognition

Investments consist of unit shares of fund offered by RSGroup Trust Company, other mutual fund companies including Alger and American Century, and the Employer Stock Fund, which invests in common stock of the Company. Valuation of these shares by the RSGroup Retirement Trust Company is based on the underlying value of net assets of each fund.

Except for debt securities with remaining maturities of 60 days or less which are valued at book value, investments within each fund for which markets are available are valued at their last available quote. Participant loan receivables are valued at cost (outstanding principal balances), which approximates fair value.

Investment transactions within each fund are recorded on a trade date basis. Dividend income is recognized on the ex-dividend date; interest income including, where applicable, amortization of discount and premium on investments and zero coupon bonds, is recognized on the accrual basis.

(d) Payment of Benefits

Benefits are recorded when paid.

(e) Administrative Expenses

Unless paid by the Plan, all administrative expenses of the Plan are paid by the Employer, except expenses directly related to the managing of each fund (such as investment management fees, commissions, and other transaction costs) which are charged against the assets of the total applicable fund to which such expenses directly relate.

(3) Plan Termination

Although it has not expresses any intent to do so, the Bank reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participant become 100% vested in all matching contributions.

(Continued)

(4) Investments

Investments in the Plan as of December 31, 2002 and 2001 are as follows:

		2002		2001	
RSI Retirement Trust Series Pooled Investment Funds:					
Core Equity Fund	$	—		1,424,081	*
Emerging Growth Equity Fund		—		760,366	*
Value Equity Fund		439,463		612,994	*
Actively Managed Bond Fund		350,465		238,708	
Retirement Systems Group Trust Co.:					
Asset Allocation Funds		77,629		146,890	
Stable Value Fund		1,272,201	*	691,178	*
Alger Midcap Growth Retirement Portfolio		103,221		30,163	
American Century International Growth Fund		21,779		12,597	
Fidelity Puritan TR Low Price Stock		464,870		—	
MSB FD Inc.		32,295		—	
SSGA Funds		712,540		—	
New York Community Bancorp. Common Stock		20,919,459	*	6,149,287	*
Interest Bearing Cash		123,777		273,274	
Loans to participants		775,865		248,330	
Total	$	25,293,564		10,587,868	

* Represents 5% or more of the fair value of net assets available for benefits at December 31, 2002 and 2001.

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,190,392 as follows:

Mutual funds/ collective trusts	$	(550,500)
Employer stock fund		1,740,892
Total	$	1,190,392

(Continued)

(5) Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 13, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated in its entirety since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

(6) Risks and Uncertainties

The Plan offers a number of investment options including New York Community Bancorp, Inc. common stock and a variety of investment funds, some of which are mutual funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the New York Community Bancorp, Inc. common stock, which invests in a single security.

(7) Related Party Transactions (Parties in Interest)

Certain investments of the Plan are managed or sponsored by Retirement System Group, Inc. (RSG). RSG is the recordkeeper as defined by the Plan and accordingly, these transactions qualify as party-in-interest.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternately, mutual fund operation expenses come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

NEW YORK COMMUNITY BANK EMPLOYEE SAVINGS PLAN
(Formerly Richmond County Savings Bank 401(k) Savings Plan)

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002

Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Units/Shares outstanding		Current value
*RSI Retirement Trust Series Pooled Investment Funds:			
Value Equity Fund	6,418.34	$	439,463
Actively Managed Bond Fund	7,095.88		350,465
*Retirement Systems Group Trust Co.:			
Stable Value Fund	41,178.22		1,272,201
Asset Allocation Funds	7,816.47		77,629
Other mutual funds:			
Alger Midcap Growth Retirement Portfolio	9,839.94		103,221
American Century International Growth Fund	3,413.57		21,779
Fidelity Puritan TR Low Price Stk	18,469.20		464,870
MSB FD Inc	2,114.94		32,295
SSGA S&P Index Fund	49,106.81		712,540
*New York Community Bancorp Stock Fund	724,358.00		20,919,459
Interest bearing cash			123,777
*285 loans to participants (interest rates from 5.25% to 10.5%; terms range from 5 months to 30 years)			775,865
Total		$	25,293,564

* Party-in-interest as defined by ERISA.

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 21, 2003

New York Community Bank
Employee Savings Plan

By: B. Terlizzi

Bernard A. Terlizzi
Plan Administrator

00228914

Exhibit 23.1

Accountants' Consent

757 Third Avenue
New York, NY 10017

Telephone 212 758 9700
Fax 212 872 3001

Exhibit 23.1

Consent of Independent Auditors

The Pension Committee
New York Community Bank:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-105901) of New York Community Bancorp, Inc. of our report dated June 20, 2003, relating to the statements net assets available for benefits of New York Community Bank Employee Savings Plan (formerly Richmond County Savings Bank 401(k) Savings Plan) as of December 31, 2002 and 2001, the related statement of changes in net assets available for benefits for the year ended December 31, 2002, and related supplemental schedule, which report appears in the December 31, 2002 annual report on Form 11-K/A of New York Community Bancorp, Inc.

KPMG LLP

New York, New York
October 17, 2003

KPMG LLP KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.